UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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10029253

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47032

*AB
3/3

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

NAME OF BROKER DEALER:

ACF INTERNATIONAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 CONGRESS STREET, SUITE 6
(No. And Street)

BOSTON,	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cristina Del Sol — (617) 523-3295
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Cristina Del Sol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACF INTERNATIONAL, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONICA Y. JOHNSTONE
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 2, 2010

Signature

PRESIDENT /CEO
Title

Monica Johnstone
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACF INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
ACF International, Inc.:

We have audited the accompanying statement of financial condition of ACF International, Inc. (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ACF International, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 22, 2009

ACF INTERNATIONAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 560,255
Due from affiliate	203,434
Furniture, fixtures and equipment (net of accumulated depreciation of $154,350)	70,037
Other receivable	29,000
Prepaid expenses	39,427
Other assets	51,835
Total Assets	$ 953,988

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 44,938
Unamortized lease concession	31,548
Total Liabilities	76,486
Shareholder's Equity:	
Common stock, no par value, 200,000 shares authorized, 50,000 shares issued and outstanding	735,042
Additional paid in capital	2,367,177
Accumulated deficit	(2,224,717)
Total Shareholder's Equity	877,502
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 953,988

The accompanying notes are an integral part of this financial statement.

ACF INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2009

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

ACF International, Inc. (the "Company") is registered as a broker dealer in securities with the Securities and Exchange Commission. In this capacity, it executes agency transactions on behalf of its customers and executes principal transactions in securities. The company conducts business primarily with other broker dealers on behalf of its customers. The Company's customers are located primarily in the United States.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization, customer and counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2009, there were no customer accounts having debit balances which presented any risks.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense (if applicable) are recorded on a trade date basis.

Depreciation and amortization are provided for in accordance with accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

As of January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157) and has determined that it bears no material effect on the financial statements as presented.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company clears its transactions primarily through its parent company, the sole shareholder of ACF International, Inc. The parent company is located in Madrid, Spain.

NOTE 4. OTHER ASSETS

Other assets consist primarily of petty cash and security deposits.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, therefore, subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that minimum net capital, as defined, shall be the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2009, the Company had net capital of $ 483,769, which exceeded its requirement of $100,000 by $ 383,769.

NOTE 6. INCOME TAXES

The Company is subject to corporate taxes for federal and state purposes. A provision for these taxes has been made and is reflected on the statement of operations.

NOTE 7. COMMITMENTS

During 2005, the Company entered into a lease for office space in Boston that expires in June 2010. The annual lease payments are $33,465. In addition, during 2008, the Company entered into another lease for office space in New York, New York. The lease, which commenced in November, 2008 and expires in February 2014, had a free rent concession period for three months. The annual lease payments at the beginning of this lease were $70,620 per annum with escalations each year. The minimum future lease payments on these leases are as follows:

Year	
2010	$ 89,738
2011	75,197
2012	77,450
2013	79,775
2014	10,233
	$ 332,393

Rent expense incurred was $114,533 for the year ended December 31, 2009.